EXHIBIT 4

CONTRACT
between

Eivind Reiten, born 02.04.53, hereafter called the Employee

and

Norsk Hydro ASA, org. nr. 914778271, hereafter called the Company

The parties have entered into the following contract, which replaces the letter of appointment signed 23 March 2001.

(The original contract was entered into in Norwegian.)

1.	Position and duties

1.1	The Employee has been appointed Chief Executive Officer of the Company. The Board of Directors has determined the description and specifications for the position.

1.2	The Employee’s tasks shall be carried out in accordance with the Company’s mission and strategy and within the scope of the guidelines and policies laid down by the Board of Directors of the Company. The Employee shall work towards maintaining and promoting the Company’s interests in accordance with commercially accepted principles and the governing legal regulations.

1.3	The Employee shall place his entire working capacity at the disposal of the Company and its subsidiaries and has neither direct nor indirect recourse to take on tasks for third parties, or pursue other activities or income-earning tasks, unless such have been approved by the Board of Directors, and fall within the Company’s governing ethical guidelines.

2	Duration, termination of employment, appraisal dialogue

2.1	This Contract applies with effect from 1 September 2004.

2.2	A mutual exercisable period of notice of three (3) months applies. The period of notice runs from the first day inclusive of the month following that in which notice is given. Notice shall be given in writing. The employment relationship terminates on expiry of the period of notice.

2.3	The employment relationship terminates when the Employee reaches the age of 60 years.

2.4	It is a condition that an appraisal dialogue with the Chairperson of the Board is prepared and held at least once every year. The dialogue shall include an appraisal of the Employee’s work performance on the basis of the annual evaluation conducted by the Board of Directors, and questions pertaining to any possible amendment to the description and specifications for the position.

3	Salary, including bonus, options as well as loans, holidays, etc.

3.1	The Employee’s annual basic salary currently amounts to NOK 4,330,000. The salary is reviewed annually.

3.2	The Board of Directors determines the bonus criteria on an annual basis. Full bonus attainment is equivalent to 6 months’ basic salary. The basic salary as of 31 December in the bonus year is taken as the basis for bonus calculation.

3.3	The Board of Directors determines the terms of the options agreement on an annual basis.

3.4	The Employee shall be paid a full salary when sick. Sickness benefit received will be deducted.

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3.5	In relation to the provisions of the Working Environment Act, the Employee understands that the position he holds is a leading one and that his work is of a particularly independent nature. The Employee is not subject to the provisions of the Working Environment Act relating to working hours and overtime and will not receive separate payments for overtime.

3.6	The Employee shall not take out Company loans. Loans in Norsk Hydro’s Pension Fund can be maintained on leaving the Company in accordance with the rules relating to those working in the Company.

3.7	Holidays may be taken in accordance with the Holidays Act when appropriate consideration has been given to current tasks.

4	Car allowance, business travel compensation and other additional benefits

4.1	The Employee may at any given time choose to have a Company car at his disposal, or to receive financial compensation in lieu of a Company car; for both alternatives the terms and conditions will be determined in accordance with the rules relating to car allowance as they apply to the Company’s senior vice presidents.

4.2	The Company reimburses stationary telephone expenses as well as expenses in connection with home computer, mobile telephone, newspapers and magazines, etc. In addition, premiums for travel and group life insurance are covered.

5	Pension

5.1	The Employee has the right to a Company pension once he has reached the age of 60.

5.2	The pension will be paid out of the sum of benefits from Norsk Hydro’s Pension Fund, and possibly benefits from other employers, ref. clause 5.4, second sentence, and out of the Company’s operational earnings.

5.3	The pension is calculated on the basis of the Employee’s basic salary, ref. clause 3.1, on the date of his leaving the Company, with the addition of the additional benefit (car allowance) paid pursuant to clause 4.1.

5.4	Pension payments from Norsk Hydro’s Pension Fund will be deducted from the Company pension and will also be coordinated with national insurance benefits. Pension payments received from other employers, which apply to the period for which pension rights have been calculated with respect to the Company/Norsk Hydro’s Pension Fund, will also be deducted from the pension paid by the Company/Norsk Hydro’s Pension Fund.

5.5	The pension amounts to 65% of pensionable income at the time at which the pension comes into force, ref. clause 5.3.

5.6	From the time at which the pension is first paid out and up to the age of 65 years, pensionable income is regulated annually in accordance with the average basic salary development for senior vice presidents of the Company. First regulation to take place on 1 January 2014.

5.7	At retirement before the employee reaches the age of 60, pensionable income is regulated, ref. clause 5.3, in accordance with the average basic salary development for senior vice presidents of the Company, ref. clause 5.6.

5.8	After the age of 65, pensionable income is regulated in accordance with the adjustments applicable to other Company senior vice president pensions.

5.9	Full Company pension rights are earned if the Employee is appointed Chief Executive Officer on reaching the age of 55. If the Employee steps down as Chief Executive Officer before the age of 55, his pension is reduced proportionately using the ratio of the sum of months remaining until he reaches 55 and the sum of 360 months (30 years).

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5.10	Dependent’s pension, children’s pension and disability pension comply with the rules for Norsk Hydro’s pension scheme, though in such a way that pensionable income is in accordance with clause 5.3 of this Contract.

In the event of disability, the terms of clause 6 come into effect for a period of 18 months calculated from the beginning of a continuous period of sickness prior to the transition to disability pension.

5.11	The right to a Company pension is conditional on there being no written acceptance from the Employee that there exist grounds for dismissal, alternatively that there exists a final and enforceable judgment stating that there are grounds for dismissal.

Pension rights already earned in Norsk Hydro’s Pension Fund are not affected by the existence of possible grounds for dismissal.

5.12	Pension rights pursuant to clause 5 of this Contract are included in the Employee’s individual rights according to the Contract. The basis for these pension rights is that they are regulated by section 73 B, subsection 1 of the Working Environment Act.

6	Salary conditions on termination of employment

6.1	If the Employee steps down as Chief Executive Officer before the age of 60, either at his own initiative or at that of the Company, and provided that there exists no written acceptance by the Employee that there are grounds for dismissal, alternatively that no final and enforceable judgment exists stating that there are grounds for dismissal, the Employee shall receive, for a period of thirty-six (36) months (3 years) starting on the date when he actually steps down as Chief Executive Officer (but before he reaches the age of 60), a compensation equivalent to his basic salary, ref. clause 3.1, at the time of his relinquishing his position, with the addition of the benefit described in clauses 4.1 and 4.2.

The Employee will in the same period, according to the rules applying to senior vice presidents of the Company, continue to be part of the Group Life and Accident Insurance Scheme.

Should he leave before the period of notice expires, the remainder of the period of notice will be included in the compensation period of 36 months.

6.2	The Employee waives any rights enshrined in the provisions relating to termination of employment in chapter 12 of the Working Environment Act, cf. section 56, subsection 3, of the same Act.

6.3.	If the Employee in the course of the 36 months enters into another permanent employment situation in which remuneration in the form of basic salary and the value of the car allowance exceeds 25% of the basic salary total, cf. clause 3.1, with the addition of the value of the car allowance, cf. clause 4.1, the Company can decide that a deduction in Company benefits be made pursuant to clause 6.1, within the maximum limit represented by the aggregate value of the basic salary received plus the value of the car allowance.

Remuneration expected from sources other than the Company for which a deduction may be made pursuant to this Contract shall be reported to the Company as soon as the Employee becomes aware of such remuneration so that it may be taken into consideration when arranging the ongoing payments.

7	Competition clause and duty of confidentiality

7.1	Once his employment relationship is terminated, and unless special permission is obtained from the Company, the Employee is not entitled to carry out work, including board appointments or other types of assignments, for enterprises that partially or wholly compete with the Company. Permission must be obtained before the assignment is accepted by the Employee. The competition ban is valid until the Employee reaches the age of 60 and is conditional on the Employee being in receipt of a pension from the Company, or a post-termination salary. The competition ban still applies if the Employee is not in receipt of a post-termination salary or pension, due to the existence of grounds for their annulment, as outlined in clause 6.1.

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7.2	The Employee has a duty of confidentiality, during and after his period of employment, with regard to commercial secrets or sensitive information regarding the Company, including its subsidiaries and partners, or business connections and competitors that the Employee gains knowledge of, or has dealings with in his work for the Company.

8	Disputes

8.1	It is assumed that disagreement regarding the interpretation of the provisions of this Contract will be resolved primarily through negotiations between the parties.

Such negotiations shall be completed at the latest six (6) weeks after one of the parties takes the initiative to commence them.

8.2	Should the negotiations not lead to a solution, disputes regarding the interpretation of this Contract shall be resolved by arbitration. Each of the parties appoints an arbitrator and they will jointly nominate the chairman of the arbitration tribunal. In the event of disagreement, the chairman will be nominated by the chairman of Borgarting Court of Appeal. The decision is final and binding. The expenses of the arbitration tribunal’s judges, including the expenses incurred in hiring the premises in which to conduct the negotiations, are to be covered by the Company alone. Otherwise, the provisions of the Dispute Act apply in connection with legal costs.

If disputes arise in the same period relating to other contracts the Employee has with the Company, both parties can ask for these to be handled in the same arbitral case.

9	Submission to the Board of Directors

It is a condition that this Contract is submitted to the Board of Directors pursuant to section 6-19 of the Public Limited Companies Act.

10	Number of copies This Contract has been prepared in duplicate, and each of the parties will keep one copy. Oslo, 15 October 2004

/s/ Jan Reinås	/s/ Eivind Reiten

Jan Reinås	Eivind Reiten
Chairperson of the Board	President and CEO

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